UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30698 / September 24, 2013

In the Matter of

FRANKLIN TEMPLETON INTERNATIONAL TRUST
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST
TEMPLETON INCOME TRUST
TEMPLETON GLOBAL INVESTMENT TRUST
FRANKLIN ALTERNATIVE STRATEGIES FUNDS
K2/D&S MANAGEMENT CO., L.L.C.
TEMPLETON ASSET MANAGEMENT LTD.
FRANKLIN ADVISERS, INC.

One Franklin Parkway
San Mateo, CA 94403-1906

(File No. 812-14167)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Franklin Templeton International Trust, Franklin Templeton Variable Insurance Products Trust,
Templeton Income Trust, Templeton Global Investment Trust, Franklin Alternative Strategies
Funds, K2/D&S Management Co., L.L.C., Templeton Asset Management Ltd., and Franklin
Advisers, Inc. filed an application on June 13, 2013, and an amendment to the application on
August 27, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well
as from certain disclosure requirements. The order supersedes a prior order[1] and permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

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[1]   Franklin Advisers, Inc. and Franklin Templeton International Trust, Investment Company Act Release Nos.
30105 (Jun. 18, 2012) (notice) and 30138 (Jul. 17, 2012) (order).

On August 27, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30679. The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Franklin Templeton International Trust, et al. (File No. 812-14167) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary